EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Entity	State/Country of Organization
Sub-Q Solutions, Inc.	Delaware
Insulet MA Securities Corporation	Massachusetts
Insulet Singapore Private Limited	Singapore
Neighborhood Holdings, Inc.	Delaware
Neighborhood Diabetes, Inc.	Massachusetts
Shelbourn Chemists, Inc.	New York
New York Diabetic Supply Corporation	New York